UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file Number 1-12804

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST

(Full title of the Plan)

MOBILE MINI, INC.

(Name of the issuer of the securities held pursuant to the Plan)

4646 E. VAN BUREN, SUITE 400

PHOENIX, ARIZONA 85008

(Address of principal executive office of the issuer)

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Financial Statements

And

Supplemental Schedule

December 31, 2014 and 2013

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

*	Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee and Administrative Committee of

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST

We have audited the accompanying statements of net assets available for benefits of the Mobile Mini, Inc. Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

Phoenix, Arizona

June 19, 2015

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Statements of Net Assets Available for Benefits

As of December 31, 2014 and 2013

	2014	2013
Assets
Investments at fair value	$13,751,976	$14,575,786
Notes receivable from participants	398,661	445,513

Total assets	14,150,637	15,021,299
Liabilities
Excess employee deferrals	(35,661)	(50,190)

Net assets reflecting investments at fair value	14,114,976	14,971,109
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(28,074)	(14,627)

Net assets available for benefits	$14,086,902	$14,956,482

The accompanying notes are an integral part of these statements

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Statement of Changes in Net Assets Available for Benefits

for the Year Ended December 31, 2014

Additions to net assets attributed to:
Contributions:
Participant	$1,383,073
Rollover	16,935
Employer	185,529

Total contributions	1,585,537

Interest income on notes receivable from participants	16,494
Investment income:
Net depreciation in fair value of investments	(100,531)
Interest and dividends	768,423

Total investment income	667,892

Total additions	2,269,923

Deductions from net assets attributed to:
Benefits paid to participants	3,135,690
Administrative fees	3,813

Total deductions	3,139,503

Net decrease in net assets available for benefits	(869,580)
Net assets available for benefits:
Beginning of year	14,956,482

End of year	$14,086,902

The accompanying notes are an integral part of these statements

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 1 – Plan Description

The following is only a general description of the Mobile Mini, Inc. Profit Sharing Plan and Trust (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General The Plan is a defined contribution Plan which was originally adopted by Mobile Mini, Inc. (the “Company” or “Plan Sponsor”) in 1994 and has been amended from time to time since that date. Participation in the Plan is open to all eligible employees of the Company (individually, “Participant” and collectively, “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants may apply to withdraw their 401(k) contributions in the event of Participant is over age 59-1/2, or the Participant has a financial hardship as stipulated in the Plan provisions. Only funds from an active employee’s other investment options (not Company stock in the Plan) can be used to provide the funds for the loan or withdrawal.

Trustee The Plan has engaged Capital Bank & Trust (the “Trustee” or “CB&T”) as Trustee and Custodian to the Plan. The Plan has engaged Capital Research and Management Company to provide recordkeeping, custodial and administrative services to the Plan, and all Plan assets are held in trust with the Trustee.

Eligibility Employees are eligible to participate in the Plan with Participant elective deferrals upon meeting the following criteria: (1) completed 30 days of employment to participate in the Plan on the first day of the following month and (2) having attained age 21. Employees are eligible for the Company additional discretionary profit sharing contribution and the Company discretionary match upon meeting the following criteria: (1) one year of service and (2) having attained age 21. Employees of acquired companies, who meet the eligibility requirements of the Plan, may participate immediately upon acquisition. There were 480 and 451 active Participants in the Plan as of December 31, 2014 and 2013 respectively.

Contributions Participants may contribute a fixed amount or a percentage of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual limit imposed by the Internal Revenue Service (“IRS”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company may provide a discretionary match to eligible Participant’s contributions. The Company currently matches 25% of the Participant’s contribution up to an annual maximum of $1,000.

The discretionary match is Participant directed and is deposited to the Participants account on a bi-weekly basis. At its sole discretion, the Company can make an additional discretionary profit sharing contribution to Participants who are employed by the Company on the last day of the Plan year or have more than 500 hours of service for the Plan year. There was no discretionary profit sharing contribution in 2014. The Participants may diversify these investments.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 1 – Plan Description (continued)

Participant and Company contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the Plan document and the applicable Internal Revenue Code.

Prior to 2012, the Company match contributions related to the Plan’s 401(k) were invested in Mobile Mini common stock on a quarterly basis, these match contributions became subject to Participant self-direction after the initial investment in Company stock was made to the Plan. As of 2013, the Company match followed Participant’s fund selections and Mobile Mini common stock became one of the investment choices.

Participant Accounts Separate individual 401(k) and profit sharing accounts are maintained for each Participant. Each Participant’s 401(k) account is credited with the Participant’s contribution and rollovers, the Company’s matching contributions and any allocation of the Company discretionary contributions. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option.

As of December 31, 2014 and 2013 each Participant may elect to have his or her contributions invested in any one or any combination of fifteen investment funds.

Vesting Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon. With respect to Company contributions and the earnings on those contributions, the vesting schedule is based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service.

Forfeitures Upon a Participant’s termination, the unvested portion of the Participant’s profit sharing account is forfeited. As of year ending December 31, 2014, forfeited unvested account totaled $9,406. During 2014 $3,813 of forfeited unvested account was used to pay administrative expenses.

Administration The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. At times, administrative expenses may be paid through forfeited unvested accounts.

Distributions Vested benefits are distributed to Participants upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; (3) financial hardship as stipulated in the Plan provisions; and (4) disability or death. Vested benefits are distributed to Participants (or the designated beneficiary) in a lump-sum payment or installment payments.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 1 – Plan Description (continued)

Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified employer Plan.

Notes Receivable from Participants The Plan allows Participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the Plan document and the Code. Notes receivable from Participants as of December 31, 2014 and 2013 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year-end. The loans are secured by the vested balance in the Participant’s account. As of December 31, 2014, the term of loan repayments ranges up to fifteen years and bear interest of 4.25%. Principal and interest are paid ratably through payroll deductions.

Notes receivable from Participants are measured at their unpaid principal balance plus accrued interest.

Amendment and Termination of the Plan The Company anticipates that the Plan will continue without interruption; the Company, however, reserves the right to amend or terminate the Plan. No amendment or termination may deprive any person of rights accrued prior to the enactment of such an amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.

Note 2 – Significant Accounting Policies

Method of Presentation The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2014 and 2013 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2014. Actual results could differ from those estimates.

Risks and Uncertainties The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the general level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investments could occur and that such changes could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits. These and other economic events may have a significant adverse impact on investment portfolios in the near term.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 2 – Significant Accounting Policies (continued)

Investment Valuation The Plan’s investments are stated at fair value and measured daily based on quoted market prices. Investments in the various investment funds are reported at fair value as measured by CB&T based on net asset value of shares held by the Plan at year-end.

Investment contracts held by defined contribution Plans are required to be reported at fair value, except fully benefit-responsive investment contracts which are reflected at contract value, since it represents the amount at which Participants can execute transactions in the Plan. In order to reflect investment contracts at contract value, an adjustment from net assets at fair value to contract value is reflected in the accompanying statements of net assets available for benefits. The Plan invests in fully benefit-responsive investment contracts held in the INVESCO Stable Value Fund. The INVESCO Stable Value Fund is a collective trust.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Net Depreciation in Fair Value The Plan presents in the statement of changes in net assets available for benefits the net depreciation in the fair value of its investments. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Benefits Benefits are recorded when paid.

New Accounting Pronouncement In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent), (“ASU 2015-07”). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management did not early adopt and is reviewing this new guidance.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 3 – Fair Value Measurements

FASB Accounting Standards Codification (“ASC”) 820 Fair Value Measurement and Disclosures establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or collaborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to methodologies used at December 31, 2014 and 2013.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 3 – Fair Value Measurements (continued)

Common stock:	Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds:	Valued at the net asset value (“NAV”) of shares held by the Plan at year end based on readily determinable fair values, which are published daily and are the basis for current transactions.

Collective trust:	The Trust holds synthetic guaranteed investment contracts (“synthetic GICs”). Synthetic GICs are portfolios of securities (debt securities or units of collective trusts) owned by the Trust with wrap contracts associated with the portfolios. The value of debt securities and units of collective trusts are described below. The fair value of wrap contracts is determined by the Company based on issuer ratings determined by reference to credit ratings published by rating agencies and on the change in the present value of each contract’s replacement cost. In order to reflect investment contracts at contract value, an adjustment from net assets at fair value to contract value is reflected in the accompanying statements of net assets available for benefits.

Short-term securities are stated at amortized cost (which approximates market value) if maturity is 60 days or less at the time of purchase, or at market value if maturity is greater than 60 days. Investments in units of affiliated and unaffiliated collective trusts are valued at the respective net asset values as reported by such trusts.

Market value of debt securities is determined using valuations provided by an independent pricing service approved by the Company. If valuations are not available from such pricing services, valuations are obtained from dealers making a market for such securities.

The collective trust has no unfunded commitments and can be redeemed daily with no redemption notice period or other redemption restrictions. The fixed income portions of the collective trust provide a steady return with medium volatility and assists with capital preservation and income generation. The equity portion of the Plan’s collective trust investment has higher expected volatility and return than the fixed income investments. The Plan invests in the INVESCO Stable value fund “a collective trust” which seeks preservation of principal and interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair value. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market Participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 3 – Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2014 and 2013:

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Common stock:
Mobile Mini, Inc. Common Stock Fund	$2,914,656	$—	$—	$2,914,656
Mutual funds:
Target date funds	540,706	—	—	540,706
Growth funds	4,787,910	—	—	4,787,910
Growth and income funds	1,921,909	—	—	1,921,909
Equity income funds	169,926	—	—	169,926
Balanced funds	1,380,848	—	—	1,380,848
Bond funds	356,508	—	—	356,508

Total mutual funds	9,157,807	—	—	9,157,807

Collective trust	—	1,679,513	—	1,679,513

Total investments at fair value	$12,072,463	$1,679,513	$—	$13,751,976

	Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common stock:
Mobile Mini, Inc. Common Stock Fund	$3,753,392	$—	$—	$3,753,392
Mutual funds:
Target date funds	378,434	—	—	378,434
Growth funds	4,851,310	—	—	4,851,310
Growth and income funds	1,947,889	—	—	1,947,889
Equity income funds	93,881	—	—	93,881
Balanced funds	1,309,105	—	—	1,309,105
Bond funds	384,300	—	—	384,300

Total mutual funds	8,964,919	—	—	8,964,919

Collective trust	—	1,857,475	—	1,857,475

Total investments at fair value	$12,718,311	$1,857,475	$—	$14,575,786

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 4 – Investments

Investments consist of the following at December 31, 2014 and 2013:

	2014	2013
INVESCO Stable Value Fund*	$1,679,513	$1,857,475
American Balanced Fund*	1,380,848	1,309,105
EuroPacific Growth Fund*	1,270,631	1,437,736
Investment Company of America Fund*	1,831,739	1,880,684
Growth Fund of America*	2,230,720	2,245,739
Bond Fund of America	233,985	284,650
Legg Mason Batterymarch Emerging Mkts C	33,676	22,692
Perkins Mid Cap Value C	602,282	610,509
Victory Diversified Stock C	650,601	534,634
Capital World Growth and Income Fund	90,170	67,205
Income Fund of America	169,926	93,881
PIMCO Total Return C	69,094	52,722
Templeton Global Bond C	53,429	46,928
Target Date Retirement Series Fund	540,706	378,434

	10,837,320	10,822,394

Mobile Mini, Inc. Common Stock Fund:
Total Mobile Mini, Inc. Common Stock Fund*	2,914,656	3,753,392

	$13,751,976	$14,575,786

*	Represents 5% or more of investments in the Plan’s net assets at the indicated date.

During 2014, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated in value by $100,531 as follows:

2014
Mobile Mini, Inc. Common Stock Fund	$(2,313)
Mutual Funds	(98,218)

$(100,531)

All of the Plan’s investment funds are mutual funds except the Mobile Mini, Inc. Common Stock and INVESCO Stable Value Fund.

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Notes to Financial Statements

Note 5 – Excess Employee Deferrals

The Plan failed to meet non-discrimination tests in accordance with the IRS regulations during the 2014 and 2013 Plan years, and it was determined certain Participants would be refunded a portion of their contributions. The amounts accrued for at December 31, 2014 and 2013 and refunded in 2015 and 2014 was $35,661 and $50,190, respectively.

Note 6 – Tax Status of the Plan

The Plan is a non-standardized prototype Plan developed by the Trustee of the Plan. The non-standardized prototype Plan obtained its latest opinion letter on March 31, 2008, in which the IRS stated that the non-standardized prototype Plan, as then designed, was in compliance with the applicable requirements of the Code. The non-standardized prototype Plan has been amended since receiving the opinion letter consisting primarily of changes to regulations. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust remains tax-exempt at December 31, 2014. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Note 7 – Parties in Interest

Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in the Company’s common stock. These transactions are considered exempt party-in-interest transactions. The administrative fees of $3,813 for the 2014 plan year are considered exempt party-in-interest transactions, as they were paid to the Trustee.

Note 8 – Subsequent Events

Plan management has evaluated subsequent events through the date the financial statements of the Plan were issued.

SUPPLEMENTAL SCHEDULE

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Employer Identification Number 86-0748362

Plan Number 001

Schedule H, line 4(i); Schedule of Assets (Held at End of Year)

as of December 31, 2014

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, interest rate, collateral, par or maturity value	(d) Cost	(e) Current Value
	INVESCO	INVESCO Stable Value Fund	***	$1,679,513
*	American Funds	American Balanced Fund	***	1,380,848
*	American Funds	EuroPacific Growth Fund	***	1,270,631
*	American Funds	Investment Company of America Fund	***	1,831,739
*	American Funds	Growth Fund of America	***	2,230,720
*	American Funds	Bond Fund of America	***	233,985
	Legg Mason/Western	Legg Mason Batterymarch Emerging Mkts C	***	33,676
	Janus	Perkins Mid Cap Value C	***	602,282
	Victory	Victory Diversified Stock C	***	650,601
*	American Funds	Capital World Growth and Income Fund	***	90,170
*	American Funds	Income Fund of America	***	169,926
	PIMCO	PIMCO Total Return C	***	69,094
	Franklin Templeton Investment Funds	Templeton Global Bond C	***	53,429
*	American Funds	Target Date Retirement Series Funds	***	540,706

MOBILE MINI, INC.

PROFIT SHARING PLAN AND TRUST

Employer Identification Number 86-0748362

Plan Number 001

Schedule H, line 4(i); Schedule of Assets (Held at End of Year)

as of December 31, 2014

(continued)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment, including maturity date, interest rate, collateral, par or maturity value	(d) Cost	(e) Current Value
**	Mobile Mini, Inc.	Common stock of plan sponsor	***	2,914,656
	Notes receivable from participants	Interest rate of 4.25%, maturity dates through April 2028, and collateralized by the participant’s account balance.	0	398,661

				$14,150,637

*	Indicates a party-in-interest to the Plan for which statutory exemptions exist.
**	Investment qualifies as a party-in-interest to the Plan.
***	Investments are participant directed, therefore disclosure of cost is not required.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

MOBILE MINI, INC. PROFIT SHARING PLAN AND TRUST

June 19, 2015	By:	/s/ Audra Taylor
Audra Taylor
Vice President, Chief Accounting Officer of Mobile Mini, Inc.